Filed by: ACE Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation (Commission File No. 001-08661)

Form S-4 File No.: 333-206056

The following is a news release that was posted to ACE’s website on September 8, 2015.

ACE Limited Bärengasse 32 CH-8001 Zurich Switzerland	acegroup.com @ACEGroup

ACE Announces Future Leadership Team for Business Units and

Major Product Lines in North America

Appointments to become effective upon completion of ACE’s acquisition of Chubb

Zurich — September 8, 2015 — ACE Limited announced today the leadership teams it intends to appoint for the company’s North American business units, including National Accounts, Middle Market, Small Commercial, Personal Lines, Wholesale/Excess & Surplus Lines, Bermuda and Agriculture. The company also announced the leadership teams that will have responsibility for all North American business of several major product lines, including Professional Lines, Surety and Property. All of the appointments will take effect upon completion of the acquisition of Chubb, which is expected in the first quarter of 2016.

National Accounts, Middle Market and Small Commercial Insurance Leadership

Christopher A. Maleno will serve as Senior Vice President of the new Chubb Group and Division President, North America National Accounts. Mr. Maleno is currently Senior Vice President of ACE Group and Division President, ACE USA. Mr. Maleno will have executive operating responsibility for the retail commercial property and casualty (P&C) insurance business that serves the large corporate market in the U.S. and Canada. Mr. Maleno’s responsibilities will include all facets of the business including strategy, production, product development and management, and profit and loss (P&L) performance. He will be responsible for bringing to bear all of the combined company’s products, services and capabilities to its brokerage and agency distribution partners for large corporate customers. Mr. Maleno’s organization, which is substantially the current ACE USA business including its products and organizational structure, will include a full complement of product line managers as well as Global Client

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Executives and National Segment Leaders in the field. Mr. Maleno will be responsible for the successful integration of the ACE and Chubb national accounts business currently written in ACE USA and Chubb Commercial Insurance. Mr. Maleno will report to John Lupica, who, as previously announced, will serve as Vice Chairman of the parent company and Co-President of the North America Insurance division. Mr. Lupica is currently Vice Chairman of ACE Group and Chairman of ACE’s Insurance — North American businesses.

Steven R. Pozzi will serve as Senior Vice President of the new Chubb Group and Division President, North America Middle Market. Mr. Pozzi is currently Executive Vice President of Chubb and Chief Operating Officer, Chubb Commercial Insurance. Mr. Pozzi will have executive operating responsibility for the retail commercial P&C insurance business that serves the middle market in the U.S. and Canada. Mr. Pozzi’s responsibilities will include all facets of the business including strategy, production, product development and management, and P&L performance. He will be responsible for bringing to bear all of the combined company’s products, services and capabilities to its retail agency and brokerage distribution partners for middle market commercial customers. Mr. Pozzi’s organization will include a full complement of product line and industry segment managers as well as regional middle market managers in the field. Mr. Pozzi will be responsible for the successful integration of the Chubb and ACE middle market business currently written in Chubb Commercial Insurance and ACE USA. Mr. Pozzi will report to Dino E. Robusto, who, as previously announced, will serve as Executive Vice President of the parent company and Co-President of the North America Insurance division. Mr. Robusto is currently Executive Vice President of The Chubb Corporation and President of Chubb Commercial and Specialty Lines.

James A. Williamson will serve as Vice President of the new Chubb Group and Division President, North America Retail Small Commercial. Mr. Williamson is currently Division President of ACE Private Risk Services, ACE’s high net worth personal lines business. Mr. Williamson will have executive operating responsibility for the retail commercial P&C insurance business that serves small commercial clients in the U.S. and Canada. Mr. Williamson’s responsibilities will include all facets of the business including strategy, production, product development and management, and P&L performance of the business, which will offer packaged products through an efficient and automated service to retail agents and brokers. Mr. Williamson will report to Mr. Robusto.

High Net Worth Personal Lines Leadership

Frances D. O’Brien will serve as Senior Vice President of the new Chubb Group and Division President, North America Personal Insurance. Ms. O’Brien is currently Senior Vice President, Chief Risk Officer of Chubb. Ms. O’Brien will have executive operating responsibility for the personal lines P&C insurance business that serves affluent and high net worth clients in the U.S. and Canada. Ms. O’Brien’s responsibilities will include all facets of the business including strategy, production, product development and management, and P&L performance. She will be responsible for the successful integration of ACE and Chubb’s personal lines businesses: Chubb Personal Insurance and ACE Private Risk Services. The newly integrated North America Personal Insurance organization will encompass superior product and service capabilities in order to deliver a best-in-class offering to the company’s agency distribution partners for affluent and high net worth customers. Ms. O’Brien will report to Mr. Robusto.

C. Scott Gunter will serve as Chief Operating Officer of North America Personal Insurance. Currently Senior Vice President and Chief Underwriting Officer of Chubb Commercial Insurance, Mr. Gunter will be responsible for a personal lines organization that includes the product management team and sales distribution managers in the field. Ms. O’Brien and Mr. Gunter will work closely together with Mr. Williamson for the time required to ensure a smooth leadership transition and integration as the company brings together the many talented people from ACE, Fireman’s Fund and Chubb. Mr. Gunter will report to Ms. O’Brien.

Wholesale/Excess & Surplus Lines Leadership

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Bruce L. Kessler will serve as Senior Vice President of the new Chubb Group and Division President, North America Wholesale/Excess & Surplus Lines. Mr. Kessler is currently Division President of ACE Westchester, ACE’s Excess & Surplus (E&S) specialty company in North America. Mr. Kessler will have executive operating responsibility for the commercial P&C insurance business that serves the wholesale and E&S market in the U.S. and Canada. Mr. Kessler’s responsibilities will include all facets of the business including strategy, production, product development and management, and P&L performance. He will be responsible for bringing to bear all of the combined company’s products, services and capabilities to its wholesale brokerage distribution partners. Mr. Kessler will be responsible for the successful integration of ACE and Chubb’s E&S businesses – ACE Westchester and Chubb Custom – as well as the addition of ACE Commercial Risk Services, ACE’s small commercial, micro business and programs division. Mr. Kessler will continue to report to John Lupica.

David Lupica will serve as Chief Operating Officer, North America Wholesale/Excess & Surplus Lines. Currently Division President of ACE Commercial Risk Services, Mr. Lupica will work in partnership with Mr. Kessler in the operation of the E&S business, the wholesale small commercial division and the North America programs business. Mr. Lupica will report to Mr. Kessler.

Bermuda and Global Client Executives Leadership

Joseph S. Clabby will serve as Vice President of the new Chubb Group and Division President, Bermuda and Global Accounts. Mr. Clabby is currently Division President of ACE Bermuda and ACE Global Accounts. Mr. Clabby will have executive operating responsibility for the Bermuda-based commercial P&C insurance business that writes high-limit excess liability, property, political risk and directors and officers coverage worldwide. Mr. Clabby’s responsibilities will include all facets of the business including strategy, production, product development and management, and P&L performance, and he will be responsible for the successful integration of ACE and Chubb’s Bermuda operations: ACE Bermuda and Chubb Atlantic. Mr. Clabby will continue to serve as President, Global Accounts, focusing on the sophisticated product and service needs of multinational clients. Mr. Clabby will continue to report to John Lupica.

Agriculture Leadership

Michael J. Coleman will serve as Vice President of the new Chubb Group and Division President, North America Agriculture. Mr. Coleman is currently Division President of ACE Agriculture and will continue to have executive operating responsibility for the commercial P&C insurance business that serves farmers and other agribusiness clients in the U.S. Mr. Coleman’s responsibilities will include all facets of the business including strategy, production, product development and management, and P&L performance. Mr. Coleman will continue to report to John Lupica.

Product Line Leadership

ACE Limited also announced the leadership team it intends to appoint for the following North American product lines: Professional Lines, Surety and Property.

Robert C. Cox will serve as Division Chairman, North America Professional Lines, and Scott A. Meyer will serve as Division President, North America Professional Lines. Mr. Cox is currently Executive Vice President of Chubb and Chief Operating Officer, Chubb Specialty Insurance, and Mr. Meyer is currently Division President of ACE’s North America Professional Lines. Mr. Cox and Mr. Meyer will have profit center executive responsibility for the professional lines business offered through the National Accounts, Middle Market and Small Commercial business units that serve customers in the U.S. and Canada, as well as the company’s North America Wholesale/E&S business and its operations in Bermuda. Their responsibilities will include all facets of the product line including strategy, production, product development and management, and P&L performance. Mr. Cox and Mr. Meyer will be responsible for the successful integration of the Chubb and ACE professional lines products currently offered by Chubb

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Specialty Insurance, Chubb Custom, Chubb Atlantic, ACE USA, ACE Westchester, ACE Bermuda and ACE Canada in order to deliver a best-in-class offering to the company’s broker and agent distribution partners. Mr. Cox will report to John Lupica and Mr. Meyer will report to Mr. Cox.

Stephen M. Haney will serve as Division Chairman, North America Surety, and Chief Underwriting Officer, Global Surety. Mr. Haney is currently Division President, Surety, ACE USA, and Chief Underwriting Officer, Global Surety, ACE Group. Mr. Haney will have executive operating responsibility for the commercial and contract surety products and services offered through the National Accounts, Middle Market and Small Commercial business units that serve customers in the U.S. and Canada. Mr. Haney’s responsibilities will include all facets of the product line including strategy, production, product development and management, and P&L performance, as well as overseeing the underwriting of the company’s surety offerings globally. Mr. Haney will continue to report to John Lupica.

Richard A. Ciullo will serve as Chief Operating Officer of North America Surety. Currently Senior Vice President and Chief Operating Officer of Chubb Surety, Mr. Ciullo will assist in the P&L performance of the product line and together with Mr. Haney will be responsible for the successful integration of ACE and Chubb’s surety products in order to deliver a best-in-class offering to the company’s brokerage distribution partners. Mr. Ciullo will report to Mr. Haney.

Derek Talbott will serve as Division Chairman, North America Property. Mr. Talbott is currently Division President, ACE North America Property & Specialty Lines. Mr. Talbott will have executive operating responsibility for all property-related products and services, including builder’s risk, energy, aviation and commercial marine, offered through the National Accounts, Middle Market and Small Commercial business units that serve customers in the U.S. and Canada as well as the company’s North America Wholesale/E&S business and its operations in Bermuda. Mr. Talbott’s responsibilities will include all facets of the product line including strategy, production, product development and management, and P&L performance. Mr. Talbott will be responsible for the successful integration of ACE and Chubb’s property products in order to deliver best-in-class offerings to the company’s brokerage distribution partners. Mr. Talbott will continue to report to John Lupica.

“We have assembled a strong line-up of leaders from both ACE and Chubb who represent the best talent in their respective fields,” said Mr. Lupica. “This group of executives demonstrates the exceptionally deep bench of the combined company. Chris, Bruce, Dave, Joe, Mike, Bob, Scott, Steve, Rick and Derek are seasoned, driven and ready to execute a bold vision for their businesses. I look forward to charting an ambitious path for product, technology, service and distribution in the North American specialty and large commercial insurance market with my current and future colleagues.”

“The combination of ACE and Chubb creates an unparalleled opportunity to become the carrier of choice for agents, brokers and their clients,” said Mr. Robusto. “In North America, the opportunities for middle market, small commercial and personal insurance are nothing less than game-changing. Steve, Jim, Fran and Scott possess the experience and vision to achieve profitable growth, deliver superior products and services, cater to our agency and broker partners, and handle claims better than anyone else in the marketplace.”

Leadership Biographies

Christopher A. Maleno has more than 25 years of insurance industry experience. As Senior Vice President of ACE Group and Division President of ACE USA, he is responsible for the operations of the company’s Philadelphia-based retail broker-distributed commercial property and casualty and accident and health (A&H) insurance business. Mr. Maleno was appointed to his current position in March 2013 and before that served as ACE USA’s Chief Operating Officer for two years. Previously, he was President, ACE Casualty Risk, where he was responsible for leading and executing strategic business plans for ACE USA’s portfolio of casualty insurance products. Mr. Maleno joined ACE as Division President, ACE Regional Operations for ACE USA in 2007. Prior to joining ACE, Mr. Maleno served as

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Chief Operating Officer and Executive Vice President for American Home, a unit of American International Group (AIG). He also held key senior leadership positions in casualty underwriting and regional operations management at AIG and Chubb. Mr. Maleno received a Bachelor of Science degree in Finance from the University of Vermont and holds an MBA from Columbia University.

Steven R. Pozzi has more than 30 years of insurance industry experience. Since 2009, he has served as Executive Vice President, Chubb & Son, and Chief Operating Officer for Chubb Commercial Insurance, which comprises all standard commercial lines of business. Mr. Pozzi joined Chubb in 1981 as a commercial underwriter trainee. Over the years, he has held a number of underwriting and managerial positions with Chubb. In 1993, Mr. Pozzi was appointed the Western Zone commercial customer group manager and casualty practice leader. He held the position of commercial customer group field operations officer in 1995. Mr. Pozzi was promoted to Chief Underwriting Officer for Chubb Commercial Insurance in 1999. Mr. Pozzi has a Bachelor of Arts degree in Political Science and History from the University of Pennsylvania and a Master of Arts degree in international relations from Rutgers University in New Jersey.

James A. Williamson has 10 years of insurance industry experience. In April 2015, he was appointed Division President of ACE Private Risk Services. In this role, he is responsible for the overall growth and profitability of the Division, which provides specialty coverage designed to meet the complex needs of high net worth individuals and families, including home, auto, watercraft, valuable collections and umbrella liability insurance. Mr. Williamson joined ACE in August 2013 as Senior Vice President, Chief Operations Officer of ACE’s Global Personal and Small Business insurance business and, in September 2014, took on the role of Chief Operating Officer for ACE’s International A&H insurance business. Prior to joining ACE, Mr. Williamson served at The Hartford from 2005 to 2013 in a variety of senior underwriting, sales and strategic planning roles. Prior to joining The Hartford, he served at Bain & Co. as a consultant. Mr. Williamson received an MBA from The Wharton School at the University of Pennsylvania and a Bachelor of Science degree in Finance from Bryant College.

Frances D. O’Brien has 35 years of insurance industry experience. As Senior Vice President and Chief Risk Officer of Chubb, Ms. O’Brien has global responsibility and oversight for identifying, measuring, monitoring, and minimizing operational, financial and strategic risks across the organization. Previously, she was Chief Underwriting Officer of Chubb Personal Insurance (CPI). Since joining Chubb as an actuarial trainee in 1980, Ms. O’Brien has served in a variety of positions of increasing responsibility in actuarial, product development and underwriting, including Co-Chief Underwriting Officer, CPI, International Chief Underwriting Officer, CPI, and Worldwide Underwriting Manager, CPI. Ms. O’Brien holds a Bachelor of Science degree in Mathematics and Actuarial from Villanova University.

C. Scott Gunter has nearly 30 years of insurance industry experience. Since 2009, he has served as Senior Vice President and Chief Underwriting Officer of Chubb Commercial Insurance (CCI). Since joining Chubb in 1986 as an underwriting trainee, he has held underwriting and field management positions of increasing responsibility in the U.S. and Canada, including Field Underwriting Officer, CCI, Eastern Territory, and Underwriting Officer, CCI, Southern Zone. Mr. Gunter has a Bachelor of Science degree in Finance and Marketing from Wilfrid Laurier University and an executive management certificate from Queen’s University.

Bruce L. Kessler has more than 30 years of insurance industry experience. As Division President, ACE Westchester, he is responsible for the operations of the company’s Atlanta-based E&S lines commercial P&C insurance business. Mr. Kessler was appointed to his current role in July 2010 and before that served as Division President, Casualty and Specialty Lines, ACE Westchester. Mr. Kessler has been with ACE since 2000 and has held a variety of leadership positions, including Executive Vice President and Chief Underwriting Officer for Insurance – North America and Senior Vice President of ACE Tempest Re USA, the company’s Stamford, Conn.-based reinsurance company. He has also held senior underwriting positions with American Re-Insurance Company, NAC Reinsurance Company and General Reinsurance

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Company. Mr. Kessler holds a Bachelor of Arts degree in Political Science from the University of Delaware.

David Lupica has more than 25 years of insurance industry experience. As Division President of ACE Commercial Risk Services, Mr. Lupica is responsible for leading the development and profitability of ACE Commercial Risk Services, which provides specialty insurance products and packaged plans to small and micro-sized businesses through retail and wholesale brokers and program managers. Previously, he was Division President, ACE Westchester Professional Lines, in addition to overseeing ACE Westchester’s small business offerings. Mr. Lupica joined ACE in 2000 as Executive Vice President of ACE USA’s Professional Risk Division. Before joining ACE, he held management positions at Starr Excess Liability Company Inc., of Bermuda; Alexander & Alexander (now Aon); and AIG. Mr. Lupica received his Bachelor of Arts degree from Hobart and William Smith Colleges.

Joseph S. Clabby has more than 30 years of experience in insurance underwriting, banking and brokerage. As Division President, ACE Bermuda, he is responsible for directing the company’s underwriting, distribution and marketing of high-limit excess liability, professional liability, political risk, and property insurance coverage through non-U.S. based brokers. Mr. Clabby is also Division President of ACE Global Accounts, the division within ACE Group that focuses the company’s worldwide underwriting, service and claims capabilities exclusively on large organizations with complex risks. Mr. Clabby has previously served as President, ACE Continental Europe; President of Regional Operations for ACE USA; and President, ACE USA West. Prior to joining ACE, Mr. Clabby held various management positions in the reinsurance, brokerage and financial sectors. Mr. Clabby joined ACE in 2001 and holds a Bachelor’s degree in Psychology from Fordham University in New York, an MBA in Finance from Pace University in New York and a Master’s degree in Education from Montclair State University in New Jersey.

Michael J. Coleman has more than 30 years of insurance industry experience. As Division President, ACE Agriculture, he has responsibility for ACE’s agriculture-related businesses, including its Rain and Hail unit, one of the leading providers of crop insurance in the U.S., as well as farm and ranch and specialty agribusiness insurance lines. Mr. Coleman has been with ACE and its predecessor companies for more than 25 years. He has been responsible for ACE’s crop insurance business and served as a Director on the Rain and Hail board. Following ACE’s acquisition of Rain and Hail in 2010, Mr. Coleman assumed an expanded role, including responsibility for the farm property and casualty businesses in 2011, and the commercial agriculture operations with ACE’s acquisition of Penn Millers in late 2011. Mr. Coleman was previously Director of Select Markets with CIGNA Property and Casualty (an ACE predecessor company) and served in various underwriting and claim management roles with CIGNA Reinsurance. Previously, Mr. Coleman held claim management positions with Safeco Insurance Company and Continental Insurance Company. Mr. Coleman received a Bachelor of Science degree from West Chester University and holds the Charter Property and Casualty Underwriter (CPCU) designation.

Robert C. Cox has nearly 35 years of insurance industry experience. He currently serves as Executive Vice President, Chubb & Son, and Chief Operating Officer of Chubb Specialty Insurance (CSI), the executive protection and professional liability underwriting division of the Chubb Group. Mr. Cox began his Chubb career in 1981 as a financial institutions underwriter in the company’s San Francisco office. In 1986, he was named Eastern Zone underwriting manager for Chubb’s Department of Financial Institutions (DFI), and in 1996 he assumed worldwide responsibility for DFI. In 2001, he was named Chief Operating Officer for CSI, and he assumed his present position in 2003. Mr. Cox graduated with a Bachelor of Science degree in Business Management/Finance from San Jose State University in California.

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Scott A. Meyer has more than 25 years of insurance industry experience. As Division President of ACE’s North America Professional Lines, he has executive oversight of ACE USA’s management and professional liability lines of business, which include public, private, not-for-profit and financial institutions directors and officers liability coverage, and its errors and omissions and privacy/network security products. Mr. Meyer joined ACE in 2008 as Executive Vice President, Professional Risk, ACE USA. Prior to joining ACE, he held several leadership positions at AIG, including President, Financial Institutions Group, and head of the merger and acquisitions insurance group. Before joining AIG, Mr. Meyer was a co-founding partner at Ambridge Partners. He began his career at Chubb, and has also held a variety of roles at AIG’s National Union subsidiary and Aon. Mr. Meyer holds a degree in Economics from New York University.

Stephen M. Haney has more than 20 years of insurance industry experience. As Division President, Surety, ACE USA, and Chief Underwriting Officer, Global Surety, ACE Group, Mr. Haney is responsible for the company’s commercial and contract surety operations in the U.S., and for overseeing the underwriting of ACE’s surety offerings globally. He first joined ACE in 1998, and most recently served as Executive Vice President & Chief Underwriting Officer for ACE USA’s Surety division. He previously held various regional underwriting, sales and marketing positions with Chubb Group, Cologne Re in Germany and Leon Levy & Associates in Philadelphia. Mr. Haney holds a Bachelor’s degree in Finance from The Pennsylvania State University and a Master’s degree in International Business from European University in The Hague in the Netherlands. He serves as the Vice Chair of the Board of The Surety & Fidelity Association of America (SFAA).

Richard A. Ciullo has nearly 35 years of insurance industry experience. As Senior Vice President and Chief Operating Officer, Surety, for Chubb, he has global responsibility and oversight for the company’s surety business. Since joining Chubb as a surety trainee in 1981, Mr. Ciullo has served in a variety of positions of increasing responsibility in surety, including Surety Chief Marketing Officer and Surety North American Field Operations Officer. Mr. Ciullo holds a Bachelor of Arts degree in Economics and History from Wesleyan University.

Derek Talbott has more than 20 years of insurance industry experience and currently serves as Division President, North America Property & Specialty Lines, ACE Group. Mr. Talbott has held property underwriting leadership positions around the world, including New Zealand, Thailand, Hong Kong, London and New York. He joined ACE in 2009 as Executive Vice President, Property, ACE Overseas General, and was soon thereafter seconded to Europe. In London, Mr. Talbott had responsibility for the overall management and delivery of ACE International’s Property business including strategy development, execution of marketing plans, reinsurance purchasing, line setting and catastrophe management guideline development. He spent the earlier part of his career at AIG, Aon Global Risk Services and Benfield. Mr. Talbott holds a degree in History from Middlebury College.

About ACE Group

ACE Group is one of the world’s largest multiline property and casualty insurers. With operations in 54 countries, ACE provides commercial and personal property and casualty insurance, personal accident and supplemental health insurance, reinsurance and life insurance to a diverse group of clients. ACE Limited, the parent company of ACE Group, is listed on the New York Stock Exchange (NYSE: ACE) and is a component of the S&P 500 index. Additional information can be found at: www.acegroup.com.

Contacts

Investors:

Helen Wilson: (441) 299-9283; helen.wilson@acegroup.com

Media:

Jeffrey Zack: (212) 827-4444; jeffrey.zack@acegroup.com

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Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb or potential post-acquisition leadership, performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about expected officer appointments and the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. Moreover, there is no certainty that the individuals identified as expected officers of the combined company will in fact remain employed by ACE or Chubb, respectively, through closing of the transaction. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC, which was most recently amended by a filing with the SEC on September 1, 2015. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration

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statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders may obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

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